February 6, 2025

SUBMITTED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Jenny O’Shanick and Evan Ewing

Re:	Expion360 Inc. Registration Statement on Form S-1 Filed January 17, 2025 File No. 333-284354 Response to Staff Comments Made by Letter Dated January 30, 2025

Dear Ms. O’Shanick and Mr. Ewing:

Set forth below are the responses of Expion360 Inc., a Delaware corporation (the “Company”), to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 30, 2025 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-1 that the Company filed on January 17, 2025 (the “Resale Registration Statement”).

The Company’s responses are preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter.

Registration Statement on Form S-1

Cover Page

1.	We note your disclosures here and on page 76 that the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act. Please revise to clarify that the selling stockholders are underwriters within the meaning of Section 2(a)(11) of the Securities Act.

Company Response:

The Company acknowledges the Staff’s comment and respectfully disagrees with the Staff’s position that the selling stockholders are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). The transaction in which the selling stockholders acquired the securities closed and was fully paid for (and the selling stockholders were at market risk) on January 3, 2025 (the “Closing Date”), two weeks prior to the filing of the Resale Registration Statement. The only shares purchased and sold in the transaction that were not issued on such date are those shares of the Company’s common stock, par value $0.001 per share, issuable pursuant to the exercise of common stock purchase warrants, which are being registered for resale under the Resale Registration Statement pursuant to Rule 415(a)(1)(iii) of the Securities Act. Additionally, each selling stockholder represented to the Company as of the Closing Date that it (a) does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities and (b) purchased the securities for its own account and not for the account of others. As such, the transaction meets the conditions under which a company may file a registration statement for the resale of privately placed securities before their issuance (commonly known as a “PIPE,” or private-investment, public-equity transaction). Under Question 139.11 of the Staff’s Compliance and Disclosure Interpretations, the requirement that a selling stockholder be identified as an “underwriter” is not applicable to this transaction because the transaction is a valid secondary offering, not a primary offering. Accordingly, the Company respectfully submits that the Resale Registration Statement may use the phrase “may be an underwriter” with respect to the selling stockholders on the cover page and page 76 thereof.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned via telephone at (949) 725-4115 or via email at rwilkins@stradlinglaw.com, or in his absence, Amanda McFall via telephone at (949) 725-4029 or via email at amcfall@stradlinglaw.com.

Sincerely,

/s/ Ryan C. Wilkins
Ryan C. Wilkins, Esq.
Partner
Chair, Corporate & Securities Practice
STRADLING YOCCA CARLSON & RAUTH LLP

cc:	Expion360 Inc.
Brian Schaffner, Chief Executive Officer

Stradling Yocca Carlson & Rauth LLP
Amanda McFall, Esq.